Edgewise Therapeutics, Inc.

3415 Colorado Ave

Boulder, Colorado 80303

May 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edgewise Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 1, 2022
File No. 333-264083

Acceleration Request
	Requested Date:	May 5, 2022
	Requested Time:	4:00 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Edgewise Therapeutics, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-264083) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Melissa Rick at (650) 849-3059.

Please direct any questions or comments regarding this acceleration request to Melissa Rick at (650) 849-3059.

[Signature Page Follows]

Very truly yours,

Edgewise Therapeutics, Inc.

/s/ John Moore

John Moore
General Counsel

cc:	Melissa Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation

[Signature Page to the Company’s Acceleration Request]